Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale Power and Doosan Sign Agreement to begin SMR Production

This milestone signifies the beginning of NuScale Power Module™ manufacture, a critical next step in the deployment of NuScale’s clean energy technology

PORTLAND, Ore. – NuScale Power LLC (“NuScale”) and Doosan Enerbility Co., Ltd. (“Doosan”) announced through a signed agreement that Doosan will begin production of forging materials for NuScale’s Small Modular Reactors (SMRs) as early as 2022, with expectations for full-scale equipment manufacturing by the latter half of 2023. Specifically, Doosan, a Korean industrials and energy company, will begin production of forging dies for NuScale’s Upper Reactor Pressure Vessel, marking the start of NuScale Power Module™ production.

We expect that the materials produced will support NuScale’s first commercial deployment of its VOYGR™ power plant for Utah Associated Municipal Power Systems’ (UAMPS') Carbon Free Power Project (CFPP) at the Idaho National Lab (INL). In conjunction with Doosan, U.S.-based suppliers and others, NuScale and the CFPP expect to bring carbon-free, safe, and reliable nuclear energy to UAMPS customers by the end of the decade.

Doosan completed a manufacturability review for the NPM in January 2021, which successfully established the manufacturing sequence and processes for the NPMs. Doosan is now working on NPM component prototype development. With this new agreement, Doosan will begin manufacturing of large forged materials used for NuScale’s SMRs in 2022 and expects to begin full-scale manufacturing of NPMs in the second half of 2023.

“Today’s announcement showcases NuScale’s commercial readiness and signals to the world that NuScale is truly the frontrunner in the race to bring SMRs to market,” said John Hopkins, NuScale President and Chief Executive Officer. “We are proud to have such a well-respected, expert leader like Doosan partnering with us in this journey to shape the future of energy.”

“Doosan Enerbility has continuously solidified a strategic cooperative relationship with NuScale Power and has made full preparation for SMR manufacturing” said Geewon Park, Chairman and Chief Executive Officer of Doosan Enerbility. “The growing market demand for SMRs will also open a door for participation of our subcontractors,” he added.

This milestone builds upon NuScale and Doosan’s existing relationship, which began in 2019 when Doosan made its initial investment in NuScale. Since then, Doosan has conducted an extensive multi-year effort, completing the design for manufacture of the NPM and performing manufacturing trials to reduce schedule risk and increase cost certainty.

This announcement reflects one of NuScale’s many strong relationships with world-class suppliers and manufacturers. In addition to Doosan, NuScale continues to develop its supply chain readiness through coordination and execution of manufacturing orders with its many partners. Other agreements with U.S, and international suppliers are currently in the works to ensure NuScale can deploy its SMR technology to domestic and international customers.

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About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe, pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) plants and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with more than 70 years supporting nuclear projects.

NuScale is headquartered in Portland, Ore. and has offices in Corvallis, Ore.; Rockville, Md.; Charlotte, N.C.; Richland, Wash.; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

On December 14, 2021, NuScale announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV, SVSVW). Upon the closing of the business combination, NuScale will become publicly traded under the new ticker symbol “SMR.” Additional information about the transaction can be viewed here: https://www.nuscalepower.com/about-us/investors

About Doosan Enerbility

Doosan is a leading Engineering, Procurement and Construction (EPC) contractor offering a wide range of services ranging from the manufacturing of castings and forgings, power generation systems and desalination facilities to the construction of power plants.

Doosan maintains high quality standard based on the extensive experiences in manufacturing major components of nuclear power plants. Doosan has an integrated manufacturing facility in Changwon, Korea which is capable from raw material production to final assembly of nuclear components. Doosan has manufactured and supplied 34 Reactor Vessels & 124 Steam Generators globally.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results may differ materially as a result of a number of factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While NuScale may elect to update these forward-looking statements at some point in the future NuScale specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus and certain other related documents, which has been distributed to holders of Spring Valley’s Class A ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the proposed Business Combination and other matters as described in the proxy statement/prospectus. Spring Valley mailed a definitive proxy statement/prospectus to the Spring Valley shareholders as of the close of business on March 25, 2022, which is the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contacts

Diane Hughes, Vice President, Marketing & Communications, NuScale Power

dhughes@nuscalepower.com

(C) (503) 270-9329

Jongbyum Park, Senior Manager, Communications Team, Doosan Enerbility

jongbyum1.park@doosan.com

* * * * *

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV, SVSVW) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm with $1.2 billion of committed capital under management, which focuses on partnering with best-in-class management teams to invest in the North American energy and sustainability sectors.

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power. NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which has been mailed to Spring Valley’s shareholders as of the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the proxy statement/prospectus, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts regarding the proposed Business Combination

Spring Valley Acquisition Corp.:

www.sv-ac.com

Robert Kaplan

Investors@sv-ac.com

Investor inquiries:

Gary Dvorchak, The Blueshirt Group for NuScale

ir@nuscalepower.com

Media inquiries

Ryan Dean, NuScale

media@nuscalepower.com

Max Gross, Finsbury Glover Hering for NuScale

max.gross@fgh.com